82-3730

TATA

RECEIVED
2004 OCT 28 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

25th October 2004
BP/AD-M1A/561

04045805

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results for the quarter/half-year ended 30th September 2004

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/half-year ended 30th September 2004 along with segment-wise reporting, which were taken on record by the Board of Directors of the Company at its meeting held today, as also a copy of the Press Release issued by the Company.

The above results are being published in newspapers on 26th October 2004.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2004

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-04	30-Sep-03	30-Sep-04	30-Sep-03	31-Mar-04
	MUs	MUs	MUs	MUs	MUs
1. Generation	3203	3182	6732	6317	12917
2. Sales	3027	2996	6400	5989	12231
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. a) Revenue from Power Supply	885.58	1004.80	1924.84	2051.82	3991.77
b) Income from Other Operations	54.81	57.13	102.40	91.24	247.31
	940.39	**1061.93**	**2027.24**	**2143.06**	**4239.08**
4. Expenditure					
a) Staff Cost	35.55	37.41	53.50	84.15	191.61
b) Cost of Power Purchased	102.80	100.47	213.29	209.47	409.49
c) Cost of Fuel	432.08	462.45	944.98	980.77	1848.87
d) Cost of components, materials and services in respect of contracts	41.06	24.58	70.28	37.57	115.60
e) Other expenditure	109.02	92.35	173.00	190.52	386.48
f) Total expenditure (4a to 4e)	720.51	717.26	1455.05	1502.48	2952.05
5. Operating Profit	219.88	344.67	572.19	640.58	1287.03
6. Other Income	98.73	49.00	116.20	73.15	159.99
7. Interest and Finance Charges	48.74	61.74	108.48	139.61	283.72
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	269.87	331.93	579.91	574.12	1163.30
9. Depreciation	75.12	82.09	196.01	163.63	333.95
10. Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets	0.00	4.47	0.00	14.03	95.08
11. Profit before tax (8-9-10)	**194.75**	**245.37**	**383.90**	**396.46**	**734.27**
12. Provision for Taxation					
Current Tax (See Note 8)	36.06	80.25	100.23	136.94	241.86
Deferred Tax for the period	17.15	(5.69)	20.54	(10.72)	(16.67)
Deferred Tax in respect of earlier years (See Note 9)	0.00	0.00	19.95	0.00	0.00
13. Net Profit after tax (11-12)	**141.54**	**170.81**	**243.18**	**270.24**	**509.08**
14. Statutory & Special Appropriations					42.16
15. Distributable Profit (13-14)					466.92
16. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.91	197.92	197.91	197.92
17. Reserves including Statutory Reserves					4277.00
18. Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	7.14	8.63	12.27	13.66	25.69
19. Aggregate of non-promoter shareholding					
No. of shares			13,35,74,774	13,35,33,222	13,35,74,574
% of shareholding			67.50	67.48	67.50
20. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					7.00
Amount (Rs. in crores)					138.69

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-04	30-Sep-03	30-Sep-04	30-Sep-03	31-Mar-04
Segment Revenue					
Power business	891.22	1,016.61	1,936.18	2,071.14	4,042.93
Others	52.47	45.60	95.82	72.21	198.84
Total Segment Revenue	943.69	1,062.21	2,032.00	2,143.35	4,241.77
Less: Inter segment revenue	3.30	0.28	4.76	0.29	2.69
Net Sales/Income from Operations	**940.39**	**1,061.93**	**2,027.24**	**2,143.06**	**4,239.08**
Segment Results					
Power business	151.70	258.59	385.72	465.38	858.22
Others	1.49	7.13	3.66	7.79	16.78
Total Segment Results	153.19	265.72	389.38	473.17	875.00
Less: Interest Expense	41.78	59.69	87.89	132.49	265.83
Add: Unallocable Income net of unallocable expense	83.34	39.34	82.41	55.78	125.10
Total Profit Before Tax	**194.75**	**245.37**	**383.90**	**396.46**	**734.27**
Capital Employed					
Power business	3,319.54	3,603.12	3,319.54	3,603.12	3,359.01
Others	63.16	172.58	63.16	172.58	214.94
Total Capital Employed	**3,382.70**	**3,775.70**	**3,382.70**	**3,775.70**	**3,573.95**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services (upto 30th June, 2004) , Project Consultancy etc.

TATA

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 25th October, 2004.

2. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) (formerly known as BSES Ltd.), the Company had in respect of the periods upto 31st March, 2004, taken credit in previous years for the amount recoverable in terms of the Common Order dated 3rd June,2003 passed by Hon'ble Bombay High Court in MERC Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 1019 crores. However, these amounts have been disputed by REL and only Rs. 895.55 crores has been paid by REL to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 30th September, 2004.

   MERC passed an order dated 31st May, 2004. In terms of this Order, an amount of Rs. 313.93 crores as on 31st March, 2004 is refundable by Tata Power to REL together with interest @10% per annum commencing from 1st April, 2004 till the date of payment and Rs. 225.39 crores as at 31st October, 2003 is payable to MSEB towards interest and delayed payment charges. The Company has filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004. REL has also filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004.The Hon'ble Bombay High Court by an Order dated 1st July, 2004 stayed the payment of refund to REL on the condition that Tata Power furnishes a Bank Guarantee in favour of the Prothonotary and Senior Master, High Court, Bombay for the sum of Rs. 315.30 crores, within 4 weeks. Tata Power has accordingly furnished such a Bank Guarantee on 23rd July, 2004. REL has filed a petition in the Hon'ble Supreme Court for Special Leave to Appeal against the said Order dated 1st July, 2004.

   The Hon'ble High Court has however, not stayed the payment of standby charges as per the MERC Order, from 1st June, 2004 onwards. Further, as per the said Order dated 1st July, 2004 passed by the Hon'ble High Court, Tata Power has paid a sum of Rs 100 crores to MSEB within 4 weeks towards its arrears and interest and the balance sum is payable in two quarterly instalments, the last instalment being payable on or before 31st January, 2005. Since these sums directed to be paid are subject to the final outcome of the said Writ Petition or the Appeal that may be filed before the Appellate Tribunal under the Electricity Act, 2003, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby Charges credited in previous years estimated at Rs. 503 crores for the period from 1st April, 1998 to 31st March, 2004. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 343 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created by the Company under the Electricity (Supply) Act, 1948 in earlier years.

   Since the Company has filed a Writ Petition against the said Order, adjustments if any, will be recorded by the Company on the final outcome of the said Writ Petition. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be made on the disposal of the said Writ Petition and no provision has been made in the accounts towards interest that may be payable to REL for the quarter/half-year ended 30th September, 2004 in terms of the MERC Order. However the Company, as a matter of prudence, has accounted Standby Charges for the quarter/half-year ended 30th September, 2004, on the basis as determined by the MERC Order. The Hon'ble Bombay High Court has heard both the Writ Petitions and the judgement is awaited.

3. The quarterly/half-yearly results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly/half-yearly results are not representative of the results for the whole year.

4. Effective 1st July, 2004, the Company has transferred its Broadband division to its wholly owned subsidiary Tata Power Broadband Co. Ltd. for a consideration of Rs.130 crores.

5. Under an agreement dated 25th September, 2004, entered into by the Company with Associated Cement Companies Limited which is further subject to shareholders approval, the Company has sold effective 1st July, 2004 its 75MW Power Plant located at Wadi for a consideration of Rs. 238 crores and interest @ 5% from 1st July, 2004 to the date of payment thereof, further adjusted for changes in working capital effective 1st July, 2004 to the closing date. The results for the quarter and for the half-year ended 30th September, 2004 do not include the effect of the aforesaid transactions and, consequently, are inclusive of the results of the Wadi Power Plant for the quarter ended 30th September, 2004 pending interalia, receipt of shareholders' approval through postal ballot. Revenue from Power Supply and Total Expenditure, in respect of the Wadi Power Plant for the quarter ended 30th September, 2004 are Rs. 15.26 crores and Rs. 6.15 crores respectively.

6. Effective 1st April, 2004, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee, are proposed to be capitalised in accordance with the Accounting Standard 16 (AS16). Such costs were hitherto being charged to the Profit and Loss Account consistent with the treatment adopted in the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. However, this has no impact on the result for the quarter/half-year as no such borrowing costs have been incurred during the quarter/half-year.

7. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, have been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Hitherto, they were not adjusted to the carrying cost of fixed assets but were being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. Accordingly, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 to 30th September, 2004 aggregating Rs. 48.58 crores (Rs 0.05 crores for the quarter ended 30th September,2004) has been capitalised and depreciation provided thereon.
Had there been no change in the above accounting policies, the depreciation for the quarter and half-year would have been lower by Rs. 0.05 crores and Rs. 48.58 crores respectively, Interest and Finance Charges would have been higher by Rs. Nil and Rs. 0.07 crores respectively, Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets would have been higher by Rs. 0.62 crores and Rs. 37.81 crores respectively and the Profit Before Tax for the quarter/half-year would have been lower by Rs. 0.57 crores and higher by Rs. 10.70 crores respectively.

8. Current tax for the quarter and half-year ended 30th September, 2004, includes charge on account of Provision for Wealth Tax amounting to Rs. 0.12 crores and Rs. 0.24 crores respectively. (Quarter and half-year ended 30th September, 2003 Rs. 0.12 crores and Rs. 0.22 crores respectively and for the year ended 31st March, 2004 Rs. 0.43 crores).

9. "Deferred tax in respect of earlier years" for the quarter and half-year ended 30th September, 2004, represents a charge of Rs. Nil and Rs. 19.95 crores respectively pertaining to earlier years in respect of the Windmill business of the Company, as the same is now considered outside the licensee business in accordance with the Order dated 11th June, 2004, of the Maharashtra Electricity Regulatory Commission (MERC). Consequently statutory appropriation to Deferred Tax Liability Fund made in the earlier years has to be reversed.

10. The Auditors Report on the financial statements for the year ended 31st March, 2004, refers to the treatment given to several matters in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the Electricity (Supply) Act, 1948 and the treatment of the Wind Farm as part of the licensee business during the year, pending the approvals, where necessary, of the relevant authorities. It also refers to accounting policies with regard to (a) deferred taxation (b) borrowings cost attributed to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies refer to the licensee business and which policies though conforming to the Electricity (Supply) Act, 1948 differ from the relevant Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. The treatment of these matters as at 30th September, 2004, has been explained in the above notes.

11. Staff Cost and Other Expenditure for the half-year ended 30th September, 2004, includes amounts written back aggregating Rs. 22 crores and Rs. 17.70 crores respectively.

12. The Company had announced a Voluntary Retirement Scheme (VRS) on 28th June, 2004 for its unionised employees. The scheme was open till 27th July, 2004.
In response to the VRS, 246 unionised employees opted for the same. As per the Company's policy, this would be written off over a period of 36 months. Accordingly, Staff Cost for the quarter/half-year ended 30th September, 2004 includes an amount of Rs. 0.70 crores.

13. Other Income for the quarter and half-year ended 30th September, 2004, includes Rs. 51.35 crores on account of Profit on sale of Long Term Investments.

14. The statutory auditors of the Company have carried out the Limited Review of the results for the quarter/half-year ended 30th September, 2004 in compliance with Clause 41 of the listing agreement.

15. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st July, 2004	2
Received during the quarter ended 30th September, 2004	62
Disposed off during the quarter ended 30th September, 2004	5
Unresolved at the end of the quarter ended 30th September, 2004	59 *

* Includes 57 complaints pertaining to non-receipt of dividend for the Financial Year 2003-04, the reconciliation of which is in progress.

16. Previous period/year figures have been regrouped wherever necessary.

Date: 25th October, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Firdose Vandrevala

FIRDOSE A. VANDREVALA
Managing Director

TATA

TATA

Tata Power Q2 Sales Volume Up By 5.4% at 2437 MUs

In Mumbai License Area

Consumer benefited by 12.4% tariff reduction while enjoying reliable power supply

- **Total generation at 3203 MUs from 3182 MUs in Q2 FY05**
  - **Sales to Reliance Energy up 8.5% at 834 MUs**
  - **Sales to BEST up 2.8% at 1025 MUs**
- **Mumbai consumers benefit from:**
  - **Lowered customer tariff - Reduction by 12.4% to Rs. 3.05 per unit**
  - **Reliable power supply - Zero unscheduled outages during this quarter**
  - **Significant savings of Rs. 24 Crore through optimal fuel efficiency**
- **Net Profit after Tax at Rs 141.5 Crore grew by 39% over Rs. 101.6 Crore in Q1 FY05**
- **EoI with Government of Bangladesh to set up 1000 MW gas based power plant**
- **Successfully raised Rs. 600 Crore through debenture issue**

Mumbai, 25th October 2004: Tata Power, India's largest private power Company, has reported a 5% sales growth in Mumbai license area while announcing its results for the period ended September 30, 2004. The company continues to be sole supplier in meeting the rising power requirements of the metropolis.

Highlights – Q2 FY 2005

Financials:

- Total revenues from Operations at Rs. 940.4 Crore from Rs. 1061.9 Crore
- Net Profit after tax at Rs. 141.5 Crore compared to Rs. 170.8 Crore over the corresponding quarter last year.
- Significant savings through fuel procurement and optimizing fuel mix: Achieved a record savings of Rs. 24 Crore in fuel cost in Q2 FY05.
  - Enhanced fuel mix resulting in savings of Rs 31 Crore, which translates into **Rs. 0.15 per unit**. This benefit has been passed on to the consumers
  - Increase in hydro generation, due to good rainfall during the monsoon
- Enhanced productivity through cost efficiency:
  - Wage settlement agreement signed and successfully implemented VRS. Benefits to reflect in subsequent quarters
  - Interest and Finance Charges for the Quarter have reduced by Rs. 13 Crore primarily due to retirement of higher interest loans.
  - Have been able to raise funds at attractive interest rates.

Investments:

- Profit of Rs. 51 Crore from the sale of stake in Tata Telecom and Haldia Petrochemicals.
- Received maiden dividend from Tata Petrodyne to the tune of Rs 9.8 Crore.

Successfully raised Rs. 600 Crore via a debenture issue

Tata Power successfully raised Rs. 600 Crore through private placement of debentures at a yield to maturity of 7.1%. The Company has been able to mobilize the funds at an extremely attractive and low interest rate. To elaborate, majority of the Government securities with a similar life span were trading at a yield of 7.08-7.10%, which is in line with the interest rate on Tata Power's debenture issue. Crisil has assigned an AAA rating to the Debenture issue while ICRA has rated the Debenture issue LAA+.

Status on Divisions and other businesses:

POWER SYSTEMS DIVISION

TPC's Power Systems Division currently has an order book of Rs. 352 Crore as on 30th September 2004 as against Rs. 103 Crore in the corresponding previous period. TPC's Power Systems Division is currently executing 14 transmission line and APDRP projects in the States of Jammu & Kashmir, Maharashtra, Uttranchal, Jharkhand, Bihar and Bangladesh.

STRATEGIC ELECTRONICS DIVISION

The division has been involved in the development of Pinaka- India's sophisticated multi-barrel rocket launcher. After extensive user trials, the Pinaka is to be inducted in the Indian Army. With this, the division is qualified to receive orders of Pinaka. It is currently executing orders worth Rs.41 Crore for the Indian Army. The division has also developed Smart Card Based Energy Metering solutions.

NORTH DELHI POWER LIMITED

North Delhi Power Limited successfully reduced AT & C losses to 36.6% in September 2004 as against 42.8% in September 2003 resulting in a robust reduction of **620 basis points**.

Consumer complaints have decreased by 26% in H1 FY 03-04 compared to present levels complaints per day in the corresponding period in the previous year. NDPL is the only power utility in Delhi which has achieved its target of annual capital expenditure as approved by Delhi State Electricity Regulatory Commission (DERC).

As part of the Company's consumer drive, NDPL has introduced a fleet of 'Sanchar' vans to keep consumers informed on any scheduled power cuts and load-shedding. In addition, NDPL has further strengthened its Consumer Grievance Cell by introducing an online system wherein customers can have their complaints addressed in a prompt and efficient manner.

TALA TRANSMISSION PROJECT

POWERLINKS, the joint venture of Tata Power Company (TPC) and Power Grid Corporation Of India Limited, is progressing satisfactorily. The 400 kV Tala Transmission Project is India's first inter-state transmission project with private sector participation. The fieldwork on the project has commenced and is advancing satisfactorily.

TATA POWER BROADBAND COMPANY LTD.

- Tata Power Company Limited has been transferred into a separate Company with effect from the 1st of July, 2004.
- India's first upgrade from 2.5 Gbps DWDM system to 10 Gbps wave.
- Pune MAN operational.

Recent developments:

TATA GROUP'S VENTURE INTO BANGALDESH

Signed Letter of Intent with the Bangladesh Government on setting up of power plants. The Company is exploring setting up a 1000MW gas-based power plant in Bangladesh.

120MW THERMAL PLANT AT JOJOBERA, STATE OF JHARKHAND

Construction of the 120 MW thermal power plant at Jojobera in the State of Jharkhand is progressing as per schedule. The Rs. 350 Crore project is expected to be fully operational by October 2005. The total installed capacity at the Jojobera Power Plant will increase to 427.5 MW.

SALE OF WADI UNITS TO ACC

The Company has announced its intent to transfer its power generation units with a combined capacity of 75 MW, located at Wadi, District Gulbarga in the State of Karnataka to Associated Cement Companies Ltd (ACC). The amount ascertained for the sale of is Rs. 238 Crore and is in the process of receiving shareholders' approval.

TATA POWER RECEIVES THE WARTSILA-MANTOSH SONDHI AWARD

Tata Power bagged the Wartsila-Mantosh Sondhi award in recognition of the Company's outstanding contribution spanning over nine decades, to the nation's power sector.

Commenting on the Company's performance, ***Mr. Firdose Vandrevala****, Managing Director, Tata Power said: TPC's performance in the first half of the fiscal year has been due to sustained cost reduction and greater operational efficiencies. Its strong presence across the value chain will position TPC to harness the growth opportunities for expansion in domestic market. The power sector is on the threshold of significant change. However, certain aspects including unbundling of SEBs, implementation of open access, and government policy on cross subsidy need to be addressed. Our plans to diversify into varied markets within different business segments in the power sector are aimed at maintaining our leadership position as India's no 1 private power company.'*

FINANCIAL TABLE ATTACHED

About Tata Power:

The Tata Power Company is India's largest private sector power producer with an installed generation capacity of 2278MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector - thermal, hydro, solar, transmission and distribution as well as in energy and broadband communication.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
Tata Power Company
Phone: 5665 8748 Email: shalinis@tpc.co.in

Rashmi Naik / Navin Tauro
Vaishnavi Corporate Communications
Phone: 56568787 / 16 Fax: 56568788
Email: rashmi@vccpl.com / navint@vccpl.com